Exhibit 99.1

Company announcement – No. 31 / 2020

Total number of shares and voting rights in Zealand Pharma at May 31, 2020

Copenhagen, May 29, 2020 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, in accordance with Section 10 of the Danish Statutory Order on Issuers' Disclosure Obligations, announces the total number of shares and voting rights in the Company at the end of a calendar month during which there have been changes to its share capital.

In Company announcement No. 29/2020 from May 26, 2020, Zealand announced an increase in share capital relating to the exercise of employee warrants. Following this announcement, the table below lists the total number of shares and voting rights in Zealand up to and including May 31, 2020:

Date	Number of shares (nominal value of DKK 1 each)	Share capital (nominal value in DKK)	Number of voting rights
May 31, 2020	37,008,195	37,008,195	37,008,195

# # #

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, a simple, affordable, all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00

investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

LMorvan@zealandpharma.com